Exhibit 14.1

WILLDAN GROUP, INC.

CODE OF ETHICAL CONDUCT

Introduction

It is the belief of the Willdan Group, Inc. and its subsidiaries (collectively, the “Company”) that a strong commitment to principles of ethical conduct is essential for its success.  Accordingly, the Company has adopted this Code of Ethical Conduct (the “Code”) to outline expectations and provide standards for all employees, directors, and officers, regardless of the positions they hold. This Code promotes:

•                  Honest and ethical conduct;

•                  Full, fair, accurate, timely, and understandable disclosure in reports and public communications;

•                  Compliance with applicable laws, rules and regulations;

•                  The prompt reporting of violations of this Code to appropriate individuals identified in this Code; and

•                  Accountability for adherence to this Code.

While this Code cannot address every issue that may arise, it is designed to establish basic principles that every individual is expected to observe in the performance of his or her role as an employee, director, or officer of the Company. This code is in addition to and is meant to complement other Company codes of professional and ethical conduct. In the event an employee, director, or officer is unsure about a proper course of conduct, he or she should consult a Human Resources representative, or Company President. If an employee, director, or officer is aware of a violation or potential violation of this Code, he or she should follow the procedures described in the section entitled “Reporting a Violation or Suspected Violation”. Violation of this Code may result in disciplinary action up to and including termination.

Laws, Rules, Regulations and Company Policies

It is the Company’s philosophy that being informed about the legal environment in which the Company does business and conducting business in a manner that is lawful is vital to the Company’s continued success. Each employee, director, and officer of the Company is expected to comply with all applicable local, state and federal laws and regulations.  While an employee, director, or officer is not expected to be on familiar terms with every law or regulation, such person is expected to utilize reasonable judgment when determining when it is appropriate to seek advice or clarification on laws, rules and regulations.  Further, the employee, officer or director is expected to follow both the letter and spirit of these laws, rules and regulations.  Employees, directors, and officers are also expected to be familiar with and comply with the terms, conditions and policies set forth in the Company’s Employee Handbook.

Business Information and Disclosures to Investors

As a public company, it is critical that the Company’s filings with the Securities and Exchange Commission as well as other public communications be full, fair, accurate, complete, timely and understandable.  To assist in meeting the reporting standards detailed above, for all material information, including information relating to the Company’s financial records and reports, an internal system of controls and procedures, as well as a Disclosure Committee has been established.  Each individual is expected to follow these controls and procedures to the extent they apply to his or her role.

Employees, directors, and officers are expected to always record information accurately, honestly and in accordance with all applicable legal requirements, as well as the Company’s internal system of controls.  An employee, director, or officer of the Company will never be granted authorization to knowingly enter into or maintain any false or misleading information in the corporate books, records, accounts or financial statements.

If an employee is aware that public disclosures are not accurate, complete or timely, or if an employee becomes aware of a transaction or development that he or she believes may require disclosure, that employee should report the information immediately to a member of the Disclosure Committee.  The Disclosure Committee includes the Chief Financial Officer, General Counsel, Vice President-Controller, Vice President-Human Resources and Vice President of Financial Reporting and Compliance.

In the event the President and Chief Executive Officer and/or one of the senior financial officers, or any other officer, becomes aware of information that has been filed or disclosed regarding the Company’s business and/or financial condition that does not meet the standards set forth above, he or she is expected to promptly report the violation to the Audit Committee of the Board of Directors of the Company.

Record Retention

Records should always be retained or destroyed as outlined in the Company’s Records Retention Policy. In accordance with those policies, in the event of litigation or governmental investigation, each employee, director and officer is expected to preserve all possibly relevant documents.

Special Ethics Obligations for Employees with Financial Reporting Responsibilities

Employees with financial reporting responsibilities bear a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of the Company. The Chief Executive Officer and the Chief Financial Officer, all Finance Department personnel, Presidents of subsidiary companies, Division Managers, and Regional Managers have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the Company as a whole that ensures the fair and timely reporting of the Company’s financial results and condition. Because of this special role, the personnel listed above are bound by the following Financial Officer Code of Ethics, and by accepting this Code, each agrees that he or she will, in his or her capacity as an employee of the Company:

•                  Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships,

•                  Provide information that is accurate, complete, objective, relevant, timely, and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in other public communications,

•                  Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies,

•                  Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment to be subordinated,

•                  Respect the confidentiality of information acquired in the course of his or her work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one’s work will not be used for personal advantage,

•                  Share knowledge and maintain skills important and relevant to stakeholder’s needs,

•                  Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community,

•                  Achieve responsible use of and control over all assets and resources employed or entrusted, and

•                  Promptly report to the Vice President of Financial Reporting and Compliance and/or the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or of any provision of this Code, including any transaction or relationship that reasonably could be expected to give rise to such a conflict.

Violations of this Financial Officer Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.

Conflicts of Interest

The Company respects all individuals’ rights to engage in activities outside of their employment that are private in nature (social, community, political, or religious). However, each employee, director, and officer is expected to avoid situations and relationships that involve the appearance of a conflict of interest or an actual or potential conflict of interest.  A “conflict of interest” exists when private interests interfere in any way with the interests of the Company or when an employee, director, or officer takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Directors and employees are expected to conduct their personal, off-duty affairs in a manner that does not adversely affect the Company’s integrity, reputation, or credibility.

Personal or Business Opportunities

Employees, directors, and officers are prohibited from taking advantage of personal opportunities that are discovered through use of Company property, access to Company information or as a result of their position with the Company without the consent of the Board.  No employee, director, or officer may use Company property, information, or position for improper personal gain, and no employee, director, or officer may compete with the Company directly or indirectly.  Employees, directors, and officers have a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Securities Laws and Insider Trading

Employees, directors, and officers are not allowed to purchase or sell the Company’s stock while in the possession of material, non-public information concerning the Company.  In general, information will be considered “material” if a reasonable investor would consider it important in making his or her investment decision.  This information includes, but is not limited to, earnings results, acquisitions, divestitures, or pending changes in management or control.  In addition, to use any material non-public information to “tip” others who might make an investment decision on the basis of this information is not only unethical, but also illegal.

These rules also apply to the use of material, non-public information about other companies including, but not limited to, clients, competitors and potential business partners.  These rules also apply to an employee’s, director’s, or officer’s spouse, children, parents and siblings, as well as any other family members living in his or her household.

The Company also maintains a separate Insider Trading Policy that employees, directors, and officers are expected to become familiar with and comply with at all times.  Questions regarding this policy should be directed to the Chief Financial Officer.

Antitrust Laws

The antitrust laws of the United States are intended to protect and promote vigorous and fair competition.  Employees, directors, and officers are expected to adhere to applicable antitrust laws.  A violation of these laws may give rise to civil or criminal prosecution.  Because the antitrust laws are broad and far-reaching, employees should always obtain the advice of a member of management before engaging in any conduct or practice that may involve antitrust laws.

Entertainment and Gifts

The purpose of business entertainment and gifts is to create goodwill and sound working relationships.  The purpose is not to gain unfair advantages with customers, suppliers or personnel who work for the government or an organization that regulates the Company’s business or business operations.  No gift or entertainment should ever be offered, given, provided or accepted by any employee, officer, director, or family member of such person unless it:

•                  Is not a cash gift;

•                  Is consistent with customary business practices;

•                  Is of nominal value;

•                  Cannot be construed as a bribe or payoff;

•                  Does not violate any laws or regulations; and

•                  Does not imply that additional business opportunities are contingent upon the gift/gratuity.

The promise, offer or delivery to an official or employee of the United States government of a gift, favor or other gratuity in violation of any federal laws, rules or regulations would not only violate this Code but could also be a criminal offense.  State and local governments or other regulating agencies may have similar rules.

Equal Opportunity

The Company is guided by the principles of equal opportunities for all and respect for others. The Company is firmly committed to providing equal opportunities in all aspects of employment and will not tolerate any discrimination or harassment of any kind with regard to race, color, gender, religion, sexual orientation, age, national origin, ancestry, medical condition, marital status, veteran status or any other category protected by federal, state or local law.

Confidentiality, Protection and Proper Use and Treatment of Company Information

Confidentiality, protection and the appropriate treatment of information is critical to the Company’s ability to grow and compete. Every employee, director, and officer is expected to take measures to protect or assist in the protection of all confidential and proprietary information, including technical, financial, marketing and other business information, which, if made available to our competitors or the public, would be advantageous to such competitors and detrimental to the Company.  Each individual is expected to maintain the confidentiality of information entrusted to him or her by the Company or its customers, suppliers and competitors, except when disclosure is authorized by management or legally mandated.  The obligation to preserve confidential information continues even after employment with the Company ends.

Amendments and Waivers to this Code for Directors and Executive Officers

The Company will promptly disclose, in the manner required by law or Nasdaq regulation, any of the following:

•                  The nature of any amendment to this Code that applies to any of our directors or executive officers; and

•                  The nature of any waiver, including an implicit waiver, from a provision of this Code that is granted by the Board to any director or officer.

Reporting a Violation or Suspected Violation

Any employee, director, or officer, regardless of his or her position, that suspects a violation of this Code or has knowledge of a suspected violation of this Code is expected to bring forward any pertinent information, regardless of the identity or position of the suspected offender. To report a suspected violation of this Code, contact a Human Resources representative, or Company President. Individuals reporting a suspected violation of this Code may choose to remain anonymous, and such violations (or potential violations) are to be reported directly to the Audit Committee of the Board.

All information regarding a suspected violation will be treated with the utmost privacy and in a confidential manner, consistent with the appropriate evaluation and investigation. If it is determined, upon the appropriate evaluation and investigation, that a provision of this Code has been violated, disciplinary action will be taken, up to and including termination of employment, against the person(s) violating this Code.

The Company has a zero tolerance policy for retaliation or retribution against any person who reports a suspected violation of this Code (even if the report is mistaken but was submitted in the good faith belief it was correct) or against any person who participates in the investigation of a violation of this Code.  Any person who has been found to have engaged in an act(s) of retaliation will be subject to disciplinary action, up to and including termination.